News for Immediate Release

Electrovaya announces Reverse Stock Split and Trading Symbol Change in

Preparation for Nasdaq Listing

Company prepares Nasdaq listing as a dual listed issuer with no concurrent financing

Toronto, Ontario, June 12, 2023 - Electrovaya, Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF) a leading lithium-ion battery technology and manufacturing company, announces it intends to proceed with a reverse split of its issued and outstanding common stock at a ratio of 1 consolidated for 5 pre-consolidated shares.

The Company is initiating the reverse stock split in connection with its intention to meet the minimum bid price requirement and list the Company's common stock for trading on the Nasdaq Capital Market. The Company is working towards meeting all applicable listing standards.

The Company's common stock is currently listed and posted for trading on the TSX under the trading symbol "EFL", and trades on the OTCQB under the symbol "EFLVF". The Company's trading symbol on TSX will also be changed to "ELVA" following the consolidation, which symbol has also been reserved with Nasdaq when and if we list. The post-consolidation common shares are estimated to begin trading on TSX under CUSIP number 28617B606, and under the new ticker symbol, by Friday, June 16th, 2023.

Dr. Raj DasGupta, CEO of Electrovaya, states, "We are implementing a reverse stock split to comply with the minimum bid price requirement for Nasdaq listing. The transition to a major US exchange signifies an important forward step for improving the visibility of the company in major capital markets."

As a result of the reverse stock split, each five common shares will automatically combine into one common share without any action from stockholders, reducing the number of outstanding shares from approximately 164.86 million shares to approximately 32.97 million shares. The reverse split will not alter any shareholder's percentage of equity interest in the Company, except to the extent that the reverse split results in a shareholder owning a fractional share. Any fractional shares resulting from the reverse split will be rounded down to the nearest lower whole number of shares without compensation to a holder.

The consolidation was approved by the Company's shareholders at the Company's annual general and special meeting held on March 24, 2023, and the decision to proceed was approved by the Company's board of directors. Additional information with respect to the consolidation, including the rationale therefor and the effect on and risks for shareholders, can be found in the Company's management information circular for the meeting dated February 21, 2023, available under the Company's profile on SEDAR at www.sedar.com.

Upon completion of the consolidation, letters of transmittal detailing the process by which registered shareholders may obtain share certificates or other evidence, as applicable, representing registered positions of consolidated common shares will be mailed to the Company's registered shareholders. Shareholders who hold their shares through their broker or another intermediary and do not have actual share certificates or other evidence of a position registered in their name will not be required to complete and return a letter of transmittal. Any pre-consolidation common shares owned by such shareholders will automatically be adjusted as a result of the consolidation to reflect the applicable number of post-consolidation common shares owned by them (including rounding fractional shares down to the nearest lower whole common share) and no further action is required to be taken by such shareholders. The exercise or conversion price and the number of Common Shares issuable under any of the Company's outstanding warrants and stock options will be proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

There can be no absolute guarantee that the Company will satisfy all remaining requirements for listing or that the application will be approved by Nasdaq.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, the intention to complete a share consolidation and the expected consolidation ratio, the Company's proposed NASDAQ listing application, the ability to meet NASDAQ initial listing requirements, the ability to list on NASDAQ without a concurrent fundraising, ability to complete the share consolidation and begin trading under the consolidated share CUSIP on TSX by June 16th 2023, positive impacts of listing on a US exchange including but not limited to increased visibility and liquidity, the future direction of the Company's business and products, and the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective", "seed" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the implementation of the consolidation and subsequent listing on NASDAQ, and the effects thereof, are based on, among other things, discussions with NASDAQ listing staff and the Company's advisors and stakeholders. Important factors that could cause actual results to differ materially from expectations include but are not limited to trading patterns as a result of the consolidation, macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, inflation, supply chain constraints, the potential effect of COVID restrictions in Canada, United States and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.